Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated June 1, 2010
Relating to Preliminary Prospectus Dated May 27, 2010
Registration No. 333-165393

CBOE HOLDINGS, INC.

11,700,000 Shares

Unrestricted Common Stock

This free writing prospectus relates only to the securities described in, and should be read together with, the preliminary prospectus dated May 27, 2010 (the “Preliminary Prospectus”) filed under Rule 424(a) in connection with the Registration Statement on Form S-1 (File No. 333-165393). The following information supplements and updates the information contained in the Preliminary Prospectus. To review a filed copy of the Preliminary Prospectus, click on the following link:

http://www.sec.gov/Archives/edgar/data/1374310/000104746910005633/0001047469-10-005633-index.htm

Recent Regulatory Development

At last week’s open meeting of the Securities and Exchange Commission, the SEC voted to publish for comment a new rule that would require the fourteen national securities exchanges and FINRA, the one national securities association (collectively, the “SROs”), to establish a consolidated audit trail system that would enable regulators to track information related to trading orders received and executed across the securities markets.  The proposed consolidated audit trail would cover all orders as well as quotations in NMS stocks and listed options, and is expected to ultimately be expanded to cover other securities.  Among other things, the proposed rule would require each of the SROs, as well as their respective members, to provide certain detailed information to a newly created central repository regarding each quote and order in an NMS security, and each reportable event with respect to each quote and order. The exchanges subject to the rule as proposed would include both CBOE and C2. The stated purpose of the rule proposal is to aid SRO efforts to detect and deter illegal market activity and generally to regulate their markets and members, as well as to benefit the SEC in its market analysis efforts, such as reconstruction of unusual market activity.  The release specifically identifies the May 6 market disruption (which also triggered the circuit breaker rules recently noticed in the Federal Register) as a key factor in proposing the release.

The SEC’s audit trail proposal seeks public comment and data on a broad range of issues relating to a consolidated audit trail. Public comments on the proposal are due within 60 days of publication in the Federal Register.  If the rule is adopted as proposed, the SROs will have 90 days to submit a plan to the SEC, and one year after the effectiveness of the plan to submit the required data to the repository in accordance with such plan. It is not possible to estimate the time period between the time the plan is submitted to the SEC and thereafter becomes effective.

In the release, the SEC preliminarily estimates that the initial aggregate cost the exchanges and FINRA would incur to comply with the proposed rule, other than costs related to creating and operating the central repository, would be approximately $231 million (or approximately $15.4 million per SRO, if the costs are divided evenly among all 15 SROs), and ongoing aggregate annual costs would be approximately $77.7 million (or approximately $5.18 million per SRO, if the costs are divided evenly among all 15 SROs).  In addition, the SEC preliminarily estimates that the SROs would incur an initial aggregate cost of approximately $120 million to set up the central repository (or approximately $8 million per SRO, if the costs are divided evenly among all 15 SROs), with ongoing annual costs to operate the central repository of approximately $100 million (or approximately $6.66 million per SRO, if the costs are divided evenly among all 15 SROs). Comment is sought in the release as to how the costs of the repository should be allocated among the SROs.

We are not aware of the precise methodology the SEC used to develop these estimates; the SEC attributes the information to sources such as “previous experience with, and cost estimates for, SRO systems changes”, the “Commission’s preliminary view” about relationships between implementation and operating costs, and discussions with undefined  “market participants.” At this time, we are unable to estimate the costs of implementation of, and compliance with, rules that may be adopted as a result of this release.  We note that a substantial number of the items of audit information described in the release are already collected by CBOE under the Consolidated Options Audit Trail System. The release notes that the extent to which a particular SRO would need to make systems changes would differ depending upon the SRO’s market structure and systems.  The release further notes that the SEC preliminarily believes that SROs would realize other cost savings and benefits as a result of rule, without attempting to quantifying such benefits.

This free writing prospectus contains forward looking information, and we refer you to “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” in the Preliminary Prospectus.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman, Sachs & Co., Prospectus Department, 200 West Street, New York, NY 10282, telephone: 1-866-471-2526, facsimile: 212-902-9316 or by emailing prospectus-ny@ny.email.gs.com.